Form 6-K
No. 1
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ___October 2005
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: October 27, 2005	By	/s/ Richard S. Pietch

PRESS RELEASE	Stockholm, October 26, 2005 Page 1 of (25)
Interim Report July — September, 2005
Stockholm, October 25, 2005
•	Net sales for the first nine months of 2005 amounted to SEK 95,818m (92,031), income for the period was SEK 2,203m (2,511) or SEK 7.57 (8.35) per share.

•	Operating income in third quarter rose by 23%, excluding items affecting comparability, margin improved to 5.3% (4.7).

•	Significant increase in income for Indoor Products driven by strong performance in North America and improved results for Asia/Pacific.

•	Positive impact from mix/price as efforts in product development and other strategic areas are generating results.

•	Strong quarter for Professional Outdoor Products.

	Third	Third		Nine	Nine
	quarter	quarter		months	months
Amounts in SEKm, unless otherwise stated	2005	20041)	Change, %	2005	20041)	Change, %

Net sales	32,109	29,588	8.5	95,818	92,031	4.1

Operating income2)	781	1,113	-29.8	3,979	3,657	8.8

Operating income, excluding items affecting comparability	1,703	1,389	22.6	4,901	5,318	-7.8

Margin, %	5.3	4.7		5.1	5.8

Income after financial items	546	965	-43.4	3,452	3,387	1.9

Income after financial items, excluding items affecting comparability	1,468	1,241	18.3	4,374	5,048	-13.4

Margin, %	4.6	4.2		4.6	5.5

Income for the period	153	702	-78.2	2,203	2,511	-12.3

Income for the period, excluding items affecting comparability	1,036	885	17.1	3,086	3,592	-14.1

Earnings per share, SEK3)	0.53	2.43	-78.2	7.57	8.35	-9.3

Earnings per share, excluding items affecting comparability, SEK	3.56	3.08	15.6	10.60	11.94	-11.2

Value creation	642	457	185	1,863	2,463	-600

Return on equity, %				11.8	13.3

Return on equity, excluding items affecting comparability, %				16.5	19.0

1) Restated to comply with IFRS. Please refer to page 20 for details.
2) Operating income includes items affecting comparability in the amount of SEK -922m (-276) for the third quarter and SEK -922m
(-1,661) for the first nine months.
3) Before dilution, based on an average of 291.2 (291.3) million shares for the third quarter after buy-backs and 291.2 (300.7) million for the first nine months of the year.

As of January 1, 2005, the Group applies International Financial Reporting Standards (IFRS), previously known as IAS, in accordance with the European Union regulation. The Annual Report for 2005 will be the first to be prepared in accordance with these standards, changes in the Group’s accounting principles may be required, as neither the IFRS nor the interpretations that are to be implemented within the EU as of 31 December 2005 are known with certainty at present. The transition to the new standards is expected to have limited effect on the Group’s income and equity, see page 20.
Net sales and income
Third quarter
Net sales for the Electrolux Group in the third quarter amounted to SEK 32,109m as against SEK 29,588m for the same period in the previous year. Sales were positively impacted by volume/price/mix, as well as changes in exchange rates.

Changes in net sales	Third
quarter
%	2005

Changes in Group structure	-0.3
Changes in exchange rates	4.2
Changes in volume/price/mix	4.6

Total	8.5

Operating income declined by 30% to SEK 781m (1,113), corresponding to 2.4% (3.8) of net sales. Income after financial items decreased by 43% to SEK 546m (965), which corresponds to 1.7% (3.3) of net sales. Income for the period decreased by 78% to SEK 153m (702), corresponding to SEK 0.53 (2.43) in earnings per share.
Items affecting comparability
Operating income for the third quarter of 2005 includes items affecting comparability in the amount of SEK -922m (-276). These include charges for previously announced plant closures and the divestment of the Group’s Indian operation, see table below. More information can be found on page 9.

Items affecting comparability	Third	Third	Nine	Nine
	quarter	quarter	months	months
SEKm	2005	2004	2005	2004

Restructuring provisions and write-downs:
Appliances and outdoor products, Europe	-503		-503
Floor-care products, North America		-153		-153
Appliances, Australia		-103		-103
Vacuum-cleaner plant in Västervik, Sweden		-20		-187
Refrigerator plant in Greenville, USA				-979
Other:
Divestment of Indian operation	-419		-419
Settlement agreement in vacuum-cleaner lawsuit in the US				-239

Total	-922	-276	-922	-1,661

Income excluding items affecting comparability
Excluding the above-mentioned items affecting comparability, operating income for the third quarter of 2005 increased by 23% to SEK 1,703m (1,389), corresponding to 5.3% (4.7) of net sales. Income after financial items increased by 18% to SEK 1,468m (1,241), representing 4.6% (4.2) of net sales. Income for the period increased by 17% to SEK 1,036m (885), corresponding to SEK 3.56 (3.08) in earnings per share.

Effects of changes in exchange rates
Changes in exchange rates compared with the third quarter of 2004, including both translation and transaction effects, had a positive impact of approximately SEK 141m on operating income.
Transaction effects net of hedging contracts amounted to SEK 76m, mainly due to the weakening of the US dollar against the Canadian and Australian dollar and the Euro against several other currencies. Translation of income statements in subsidiaries had an effect of approximately SEK 65m.
Financial net
Net financial items for the third quarter declined to SEK -235m compared to SEK -148m for the corresponding quarter in 2004. The decline refers mainly to higher interest rates on borrowings in US dollar, increased net borrowings and lower interest income.
First nine months of 2005
Net sales for the Electrolux Group in the first nine months of 2005 increased to SEK 95,818m from SEK 92,031m in the corresponding period in 2004.

Changes in net sales	Nine
months
%	2005

Changes in Group structure	-0.1
Changes in exchange rates	0.4
Changes in volume/price/mix	3.8

Total	4.1

Operating income increased by 9% to SEK 3,979m (3,657), corresponding to 4.2% (4.0) of net sales. Income after financial items increased by 2% to SEK 3,452m (3,387), which corresponds to 3.6% (3.7) of net sales. Income for the period decreased by 12% to SEK 2,203m (2,511), corresponding to SEK 7.57 (8.35) per share.
Items affecting comparability
The above mentioned operating income figure for the first nine months of 2005 include items affecting comparability in the amount of SEK -922m (-1,661), see table on the previous page.
Income excluding items affecting comparability
Excluding items affecting comparability, operating income for the first nine months of 2005 declined by 8% to SEK 4,901m (5,318), representing 5.1% (5.8) of net sales. Income after financial items decreased by 13% to SEK 4,374m (5,048), corresponding to 4.6% (5.5) of net sales. Income for the period decreased by 14% to SEK 3,086m (3,592), corresponding to a decline in earnings per share to SEK 10.60 (11.94).
Effects of changes in exchange rates
Changes in exchange rates compared to the previous year, including both translation and transaction effects, had a positive impact of approximately SEK 203m on operating income for the first nine months.

Approximately SEK 38m of this amount refers to translation of income statements in subsidiaries. Transaction effects net of hedging contracts had a positive impact of approximately SEK 165m.
Outlook for full year 2005*)
Demand for appliances in 2005 is expected to show some growth in both Europe and the US as compared to 2004.
Higher costs for materials and components will have an adverse effect on the Group’s operating income. Efforts to strengthen the Group’s competitive position through investments in product development and in building the Electrolux brand will continue. Operating income for the full year of 2005, exclusive of items affecting comparability, is expected to be somewhat lower than in 2004.
*) The outlook has not been changed from when it was first published in February, 2005.
Cash flow
Cash flow from operations and investments in the third quarter of 2005 was lower than in the corresponding quarter of 2004. The decrease refers mainly to the divestment of the Indian operation and increased capital expenditure. Higher accounts receivables had a continued negative impact, mainly driven by higher sales. Cash flow from operations in the third quarter improved over the previous year.
Cash flow for the nine months period was also lower than in the previous year mainly due to changes in working capital, particularly accounts payable and accounts receivables. The difference in accounts payable is mainly due to an unusually favorable trend in 2004.

Cash flow	Third	Third	Nine	Nine	Full
	quarter	quarter	months	months	year
SEKm	2005	2004	2005	2004	2004

Cash flow from operations, excluding change in operating assets and liabilities	2,136	1,786	6,166	5,828	7,140
Change in operating assets and liabilities	1,968	2,204	-3,416	-884	1,442

Cash flow from operations	4,104	3,990	2,750	4,944	8,582
Divestment of the Indian operation	-359	—	-359	—	—
Capital expenditure in tangible fixed assets	-1,293	-1,145	-3,364	-2,952	-4,515
Other	-195	-107	-574	-542	-843

Cash flow from investments	-1,847	-1,252	-4,297	-3,494	-5,358

Cash flow from operations and investments	2,257	2,738	-1,547	1,450	3,224

Inventories amounted to SEK 18,350m (15,730), and accounts receivable to SEK 25,548m (23,396), corresponding to 14.2% (13.5) and 19.8% (20.0) of annualized net sales, respectively. Accounts payable amounted to SEK 17,054m (15,482), corresponding to 13.2% (13.3) of annualized net sales.

Financial position
Equity
Total equity as of September 30, 2005, amounted to SEK 25,706m (23,461), which corresponds to SEK 88.22 (80.57) per share. Return on equity was 11.8% (13.3). Excluding items affecting comparability, return on equity was 16.5% (19.0).
Net borrowings
Net borrowings increased to SEK 6,024m (3,651), mainly as a result of negative cash flow from operations and investments. Changes in exchange rates also had a negative impact. The net debt/equity ratio increased to 0.23 (0.16). The equity/assets ratio was largely unchanged at 33.0% (33.7).

Net borrowings	September 30,	September 30,	December 31,
SEKm	2005	2004	2004

Interest-bearing liabilities	11,976	12,224	9,843
Liquid funds	-5,952	-8,573	-8,702

Net borrowings	6,024	3,651	1,141

Net debt/equity ratio	0.23	0.16	0.05
Equity/assets ratio, %	33.0	33.7	35.6

Net assets
Net assets as of September 30, 2005, amounted to SEK 30,991m (26,343). Average net assets for the period were SEK 30,516m (28,288). Adjusted for items affecting comparability, average net assets amounted to SEK 33,758m (31,722), corresponding to 26.4% (25.9) of net sales.
The return on net assets was 17.4% (17.2), and 19.4% (22.4), excluding items affecting comparability.
Working capital
Working capital as of September 30, 2005, amounted to SEK 2,841m (1,738), corresponding to 2.2% (1.5) of annualized net sales. The increase refers mainly to inventories and accounts receivables.
Value created
Total value created during the third quarter of 2005 amounted to SEK 642m (457). Value created during the first nine months of 2005 was SEK 1,863m as compared with SEK 2,463m in the previous year. The decline was mainly due to lower operating income, excluding items affecting comparability. The capital turnover rate was 3.78 (3.87).
Operations by business area in the third quarter
Indoor Products
(Changes in net sales and operating income by business area in constant exchange rates are stated on page 16.)

Consumer Durables, Europe

Consumer Durables, Europe	Third	Third	Nine	Nine	Full
	quarter	quarter	months	months	year
SEKm	2005	2004	2005	2004	2004

Net sales	11,206	10,793	31,253	31,106	42,703
Operating income	714	781	1,616	2,189	3,130
Operating margin, %	6.4	7.2	5.2	7.0	7.3

Total industry shipments of core appliances in Europe in the third quarter of 2005 rose in volume by 1% compared to the corresponding quarter in 2004. Shipments in Western Europe declined by approximately 1%, while Eastern Europe showed an increase of approximately 8%.

Industry shipments of core appliances in	Third	Nine
Europe	quarter	months
In units, year-on-year, %	2005	2005

Western Europe	-1.3	-0.2
Eastern Europe (excluding Turkey)	7.9	5.0

Total Europe	1.0	0.9

Group sales of appliances in Europe rose somewhat over the previous year as a result of good volume growth in Eastern Europe and an improved product mix. Sales in Western Europe declined following lower demand in several markets and a continued weak trend in deliveries for private labels in Germany. Operating income declined somewhat.
Market demand for floor-care products in Europe showed an upturn from the previous year. Sales for the Group’s European operation were slightly down. Operating income and margin improved substantially, mainly as a result of previous restructuring.
Consumer Durables, North America

Consumer Durables, North America	Third	Third	Nine	Nine	Full
	quarter	quarter	months	months	year
SEKm	2005	2004	2005	2004	2004

Net sales	9,553	8,034	25,204	23,090	30,767
Operating income	290	174	808	793	1,116
Operating margin, %	3.0	2.2	3.2	3.4	3.6

Industry shipments of core appliances in the US rose by almost 4% compared to the third quarter of 2004. Shipments of major appliances, i.e., including room air-conditioners and microwave ovens, rose by approximately 13%.

Industry shipments of core appliances	Third	Nine
in the US	quarter	months
In units, year-on-year, %	2005	2005

Core appliances	3.8	1.8
Major appliances	12.7	4.2

Group sales of appliances in North America increased substantially in most categories. Operating income showed a strong improvement as a result of higher volumes, implemented price increases and a more favorable product mix. Higher costs for materials as well as costs related to the ongoing transfer of production to the new plant in Mexico continued to have a negative impact.

Market demand for floor-care products in the US was somewhat higher than in 2004. Sales for the Group’s US operation rose slightly. Operating income showed a strong improvement, compared with a weak quarter in 2004, as a result of implemented restructuring.
Consumer Durables, Latin America

Consumer Durables, Latin America	Third	Third	Nine	Nine	Full
	quarter	quarter	months	months	year
SEKm	2005	2004	2005	2004	2004

Net sales	1,381	1,125	4,002	3,000	4,340
Operating income	26	0	11	86	135
Operating margin, %	1.9	0.0	0.3	2.9	3.1

Market demand for core appliances in Brazil was weaker than in the previous year. Group sales of appliances showed good growth in SEK. Operating income improved, despite the negative impact of higher material costs.
Consumer Durables, Asia/Pacific

Consumer Durables, Asia/Pacific	Third	Third	Nine	Nine	Full
	quarter	quarter	months	months	year
SEKm	2005	2004	2005	2004	2004

Net sales	2,240	2,185	6,834	6,780	9,139
Operating income	0	-118	-29	-194	-289
Operating margin, %	0.0	-5.4	-0.4	-2.9	-3.2

Market demand for appliances in Australia declined from the previous year. Sales for the Group’s Australian operation were somewhat lower in local currency. Operating income improved substantially from a low level in the previous year, as a result of implemented price increases and previous restructuring.
Group sales of appliances in China were higher than in 2004. Operating income declined, mainly due to higher costs for materials.
The Group’s loss-making Indian operation was divested as of July 7, 2005, which had a positive effect on operating income for the region.
Professional Products

Professional Products	Third	Third	Nine	Nine	Full
	quarter	quarter	months	months	year
SEKm	2005	2004	2005	2004	2004

Net sales	1,563	1,517	4,733	4,768	6,440
Operating income	117	111	305	340	445
Operating margin, %	7.5	7.3	6.4	7.1	6.9

Demand for food-service equipment in Europe is estimated to have been largely unchanged. The Group’s operation in this product area reported slightly higher sales, while operating income was largely unchanged.

Demand for professional laundry equipment is also estimated to have been in line with the previous year. Group sales were largely unchanged and operating income declined, mainly due to negative impact from changes in exchange rates.
Operations by business area in the third quarter
Outdoor Products
(Changes in net sales and operating income by business area in constant exchange rates are stated on page 16.)
Consumer Products

Consumer Products	Third	Third	Nine	Nine	Full
	quarter	quarter	months	months	year
SEKm	2005	2004	2005	2004	2004

Net sales	3,583	3,546	15,841	15,833	17,579
Operating income	230	275	1,338	1,525	1,607
Operating margin, %	6.4	7.8	8.4	9.6	9.1

Demand for consumer outdoor products in Europe is estimated to have been somewhat higher than in the third quarter of 2004. The Group’s European operation reported good growth in sales. Operating income showed a strong improvement as a result of higher volumes, a more favorable product mix and higher sales of products imported from the US operation.
Demand for consumer outdoor products in North America was lower than in the previous year. Group sales declined in USD. Operating income showed a substantial downturn as a result of lower volumes, inventory reduction and higher costs for materials.
Professional Products

Professional Products	Third	Third	Nine	Nine	Full
	quarter	quarter	months	months	year
SEKm	2005	2004	2005	2004	2004

Net sales	2,575	2,374	7,927	7,407	9,623
Operating income	474	387	1,406	1,197	1,521
Operating margin, %	18.4	16.3	17.7	16.2	15.8

Group sales of chainsaws showed strong growth, partly impacted by an earlier seasonal sell-in to the trade than in 2004. Sales of commercial lawn and garden products were somewhat lower than in 2004. Sales of diamond tools and power cutters increased somewhat, mainly driven by higher demand in the US.
Overall, Professional Outdoor Products showed a continued positive trend in both sales and operating income.
Structural changes
In July, 2005, the Board took the decisions to close the refrigerator plant in Fuenmayor, Spain, during the third quarter of 2006 and the lawn-mower plant in Parabiago, Italy, during the fourth quarter of 2005. The closures will involve personnel cutbacks of approximately 450 and 100, respectively. Decisions were also taken to downsize production at the refrigerator plants in Florence, Italy and Mariestad, Sweden, during 2006. The downsizing refers to unprofitable product categories and involves personnel cutbacks of approximately 200 and 150 employees, respectively.

The total cost of the above measures amounts to SEK 503m, which was taken as a charge against operating income in the third quarter of 2005, within items affecting comparability. Of the total amount, SEK 81m refers to write-down of assets.
On July 7, 2005, the Group divested its Indian appliance operation, including all three production facilities, to Videocon, one of India’s largest industrial groups. The agreement involved a cost of SEK 419m, which was taken as a charge against operating income in the third quarter of 2005 within items affecting comparability. The Indian operation had annual sales of approximately SEK 550m and about 1,100 employees. The operation has been loss-making for several years.
The agreement involves a license for Videocon with the right to use the Electrolux brand in India for a period of five years, as well as the Kelvinator brand in India and selected markets for an unlimited time. Videocon is the market leader for consumer electronics and appliances in India, and has an extensive distribution network. Cooperation with Videocon offers the Group opportunities for continuing to strengthen the position for the Electrolux brand in the Indian market.
Other items
Asbestos litigation in the US
Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.
As of September 30, 2005, the Group had a total of 980 cases pending, representing approximately 8,680 plaintiffs. During the third quarter of 2005, a total of 301 new cases with approximately 250 plaintiffs were filed and 306 pending cases with approximately 360 plaintiffs were resolved. Approximately 7,530 of the plaintiffs relate to cases pending in the state of Mississippi.
Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or on results of operations in the future.
Nomination Committee for proposal of Board members
In accordance with the decision by the Annual General Meeting in April 2005, Electrolux shall have a Nomination Committee consisting of representatives of each of the four largest shareholders in terms of voting rights, and the Chairman of the Electrolux Board.

Jacob Wallenberg, Chairman of AB Investor, is the Chairman of the Nomination Committee. The other members are Carl Rosén, Second Swedish National Pension Fund, Ramsay J. Brufer, Alecta Mutual Pension Insurance, Kjell Norling, Handelsbanken/SPP Funds, and Michael Treschow, Chairman of AB Electrolux.
As of August 31, 2005, Investor’s shareholding in Electrolux corresponded to 24.7% of the voting rights in the company, the Second Swedish National Pension Fund’s to 2.8%, Alecta’s to 2.6%, and Handelsbanken/SPP’s to 1.9%. According to a disclosure notice on September 15, 2005, Investor increased its holding in Electrolux by 5,231, 300 B-shares, and thus has 26.0% of the voting rights.
The Nomination Committee will prepare proposals for the AGM in 2006, including Board members and fees, auditors and fees, and the Nomination Committee for the AGM in 2007.
As part of the process of spinning-off the Group’s operation in Outdoor Products to the Electrolux shareholders, the Nomination Committee will also provide recommendations to Electrolux regarding the composition of the Board of the Outdoor operation.
Shareholders who wish to submit proposals to the Nomination Committee should send an email to nominationcommittee@electrolux.com
Stockholm, October 25, 2005
Hans Stråberg
President and CEO
We have reviewed the Report for the third quarter ended September 30, 2005, for AB Electrolux (publ). We conducted our review in accordance with the recommendation issued by FAR.
A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our review, nothing has come to our attention that causes us to believe that the Interim Report does not comply with the requirements for interim reports in the Annual Accounts Act and IAS 34.
Stockholm, October 25, 2005
PricewaterhouseCoopers AB

Peter Clemedtson Authorized Public Accountant Partner in Charge	Anders Lundin Authorized Public Accountant

Consolidated income statement

	Third	Third	Nine	Nine	Full
	quarter	quarter	months	months	year
SEKm	2005	20041)	2005	20041)	20041)

Net sales	32,109	29,588	95,818	92,031	120,651
Cost of goods sold	-24,272	-22,526	-73,025	-69,536	-91,021

Gross operating income	7,837	7,062	22,793	22,495	29,630
Selling expenses	-4,593	-4,311	-13,640	-13,165	-17,369
Administrative expenses	-1,551	-1,357	-4,407	-4,084	-5,560
Other operating income/expenses	10	-5	155	72	66
Items affecting comparability	-922	-276	-922	-1,661	-1,960

Operating income*)	781	1,113	3,979	3,657	4,807
Margin, %	2.4	3.8	4.2	4.0	4.0

Financial items, net	-235	-148	-527	-270	-355

Income after financial items	546	965	3,452	3,387	4,452
Margin, %	1.7	3.3	3.6	3.7	3.7
Taxes	-393	-263	-1,249	-876	-1,193

Income for the period	153	702	2,203	2,511	3,259
Attributable to:
Equity holders of the Parent Company	153	702	2,203	2,510	3,258
Minority interest	0	0	0	1	1

	153	702	2,203	2,511	3,259
* ) Operating income includes:
- depreciation and amortization	-842	-739	-2,469	-2,252	-3,038
- operating income for the divested operation in India	—	-37	-48	-88	-125
- gains/losses from cash flow hedges	-66	15	-267	-36	-76

Earnings per share, SEK	0.53	2.43	7.57	8.35	10.92
After dilution, SEK	0.52	2.43	7.53	8.35	10.91
Number of shares after buy-backs, millions	291.4	291.2	291.4	291.2	291.2
Average number of shares after buy-backs, millions	291.2	291.3	291.2	300.7	298.3

1) Restated to comply with IFRS. Please refer to page 20 for details.
Items affecting comparability

	Third	Third	Nine	Nine	Full
	quarter	quarter	months	months	year
SEKm	2005	2004	2005	2004	2004

Restructuring provisions and write-downs
Appliances and outdoor products, Europe	-503		-503
Floor-care products, North America		-153		-153	-153
Appliances, Australia		-103		-103	-103
Vacuum-cleaner plant in Västervik, Sweden		-20		-187	-187
Refrigerator plant in Greenville, USA				-979	-979
Cooker factory in Reims, France					-289
Tumble dryer plant in Tommerup, Denmark					-49
Reversal of unused restructuring provision					39
Other
Divestment of Indian operation	-419		-419
Settlement agreement in vacuum-cleaner lawsuit in the US				-239	-239

Total	-922	-276	-922	-1,661	-1,960

Consolidated balance sheet

	September 30,	September 30,	December 31,
SEKm	2005	20041)	20041)

Assets
Goodwill	3,835	3,595	3,336
Other intangible assets	2,157	1,845	1,921
Tangible assets	18,642	15,909	16,033
Other fixed assets	4,719	4,608	4,333

Total fixed assets	29,353	25,957	25,623
Inventories, etc.	18,350	15,730	15,742
Accounts receivable	25,548	23,396	20,627
Other current receivables	4,375	4,492	4,402
Short-term investments	980	1,792	1,027
Cash and cash equivalents2)	4,972	6,781	7,675

Total current assets	54,225	52,191	49,473

Total assets	83,578	78,148	75,096

Equity and liabilities
Total equity*)	25,706	23,461	23,636
Provisions	15,831	14,795	14,012
Financial liabilities	11,677	12,224	9,843
Accounts payable	17,054	15,482	16,550
Other operating liabilities	13,310	12,186	11,055

Total equity and liabilities	83,578	78,148	75,096

Contingent liabilities	1,287	1,227	1,323

*) Whereof attributable to minority interest	1	11	10

1) Restated to comply with IFRS. Please refer to page 20 for details.
2) Cash on hand, bank deposits and other short-term highly liquid investments with a maturity of three months or less.

Consolidated cash flow statement

	Third	Third	Nine	Nine	Full
	quarter	quarter	months	months	year
SEKm	2005	20041)	2005	20041)	20041)

Operations
Income after financial items	546	965	3,452	3,387	4,452
Depreciation and amortization	842	739	2,469	2,252	3,038
Provisions and capital gains/losses	859	207	627	1,248	1,271
Change in accrued and prepaid interest	99	16	144	130	52
Taxes paid	-210	-154	-526	-1,189	-1,673
Change in operating assets and liabilities
Change in inventories	568	603	-901	-700	-1,516
Change in accounts receivable	675	1,183	-2,713	-1,887	-5
Change in accounts payable	47	-173	-969	533	2,238
Change in other operating assets and liabilities	678	604	1,167	1,170	725

Cash flow from operations	4,104	3,990	2,750	4,944	8,582

Investments
Acquisition and divestment of operations	-359		-359		—
Capital expenditure in tangible fixed assets	-1,293	-1,145	-3,364	-2,952	-4,515
Capitalization of product development and software	-151	-166	-423	-476	-669
Other	-44	59	-151	-66	-174

Cash flow from investments	-1,847	-1,252	-4,297	-3,494	-5,358

Total cash flow from operations and investments	2,257	2,738	-1,547	1,450	3,224

Financing
Change in other liquid funds	991	-318	418	2,603	3,368
Change in interest-bearing liabilities	-2,496	-557	264	-504	-1,874
Dividend	—	—	-2,038	-1,993	-1,993
Redemption and repurchase of shares, net	34	-40	35	-3,154	-3,154

Cash flow from financing	-1,471	-915	-1,321	-3,048	-3,653

Total cash flow	786	1,823	-2,868	-1,598	-429
Cash and cash equivalents at beginning of period2)	4,360	5,009	7,675	8,207	8,207
Exchange-rate differences	-174	-51	165	172	-103
Cash and cash equivalents at end of period2)	4,972	6,781	4,972	6,781	7,675

Change in net borrowings
Total cash flow, excluding change in loans and other liquid funds	2,291	2,698	-3,550	-3,697	-1,923
Net borrowings at beginning of period	-8,535	-6,408	-1,141	101	101
Exchange-rate differences	220	59	-1,333	-55	681
Net borrowings at end of period	-6,024	-3,651	-6,024	-3,651	-1,141

1) Restated to comply with IFRS. Please refer to page 20 for details.
2) Cash on hand, bank deposits and other short-term highly liquid investments with maturity of three months or less.

Change in total equity

	Nine	Nine	Full
	months	months	year
SEKm	2005	20041)	20041)

Opening balance according to IFRS, excluding IAS 39	23,636	—	—
Effects of implementing IAS 39	-2	—	—

Adjusted opening balance according to IFRS	23,634	25,971	25,971
Dividend payment	-2,038	-1,993	-1,993
Repurchase of shares, net	35	-112	-112
Redemption of shares	—	-3,042	-3,042
Changes in hedge reserve	-37	—	—
Translation differences	1,909	126	-447
Income for the period	2,203	2,511	3,259

Closing balance	25,706	23,461	23,636

1) Restated to comply with IFRS. Please refer to page 20 for details.
Key ratios

	Third	Third	Nine	Nine	Full
	quarter	quarter	months	months	year
	2005	20041)	2005	20041)	20041)

Earnings per share, SEK2)	0.53	2.43	7.57	8.35	10.92
Excluding items affecting comparability, SEK	3.56	3.08	10.60	11.94	15.24
Return on equity, %3)			11.8	13.3	13.1
Excluding items affecting comparability, %			16.5	19.0	18.3
Return on net assets, %4)			17.4	17.2	17.5
Excluding items affecting comparability, %			19.4	22.4	21.9
Net debt/equity ratio5)			0.23	0.16	0.05
Capital expenditure, SEKm	1,293	1,145	3,364	2,952	4,515
Average number of employees	69,449	72,189	70,123	72,760	72,382

1) Restated to comply with IFRS. Please refer to page 20 for details.
2) Before dilution, based on an average of 291.2 (291.3) million shares after share redemption and buy-backs for the third quarter and 291.2 (300.7) million shares for first nine month of 2005.
3) Income for the period, expressed as a percentage of average equity.
4) Operating income, expressed as a percentage of average net assets.
5) Net borrowings, i.e., interest-bearing liabilities less liquid funds, in relation to total equity.
Number of shares

				Shares held
	Outstanding	Outstanding	Shares held	by other
Number of shares	A-shares	B-shares	by Electrolux1)	shareholders

Number of shares as of January 1, 2005	9,502,275	299,418,033	17,739,400	291,180,908
Shares sold to senior managers under the stock option programs:
First quarter	—	—	-1,000	1,000
Second quarter	—	—	-5,100	5,100
Third quarter	—	—	-207,080	207,080

Total number of shares as of September 30, 2005	9,502,275	299,418,033	17,526,220	291,394,088
1) As of September 30, 2005, Electrolux held 5.7% of the total number of outstanding shares.

As of the first quarter of 2005, the Group’s reporting structure has been changed to comprise Indoor and Outdoor Products instead of as previously Consumer Durables and Professional Products. Information on historical quarterly figures according to this new reporting structure is available at www.electrolux.com/financials.
Net sales by business area

	Third	Third	Nine	Nine	Full
	quarter	quarter	months	months	year
SEKm	2005	2004	2005	2004	2004

Indoor Products
Europe	11,206	10,793	31,253	31,106	42,703
North America	9,553	8,034	25,204	23,090	30,767
Latin America	1,381	1,125	4,002	3,000	4,340
Asia/Pacific	2,240	2,185	6,834	6,780	9,139
Professional Products	1,563	1,517	4,733	4,768	6,440

Total Indoor Products	25,943	23,654	72,026	68,744	93,389

Outdoor Products
Consumer Products	3,583	3,546	15,841	15,833	17,579
Professional Products	2,575	2,374	7,927	7,407	9,623

Total Outdoor Products	6,158	5,920	23,768	23,240	27,202

Other	8	14	24	47	60

Total	32,109	29,588	95,818	92,031	120,651

Operating income by business area

	Third	Third	Nine	Nine	Full
	quarter	quarter	months	months	year
SEKm	2005	20041)	2005	20041)	20041)

Indoor Products
Europe	714	781	1,616	2,189	3,130
Margin, %	6.4	7.2	5.2	7.0	7.3
North America	290	174	808	793	1,116
Margin, %	3.0	2.2	3.2	3.4	3.6
Latin America	26	0	11	86	135
Margin, %	1.9	0.0	0.3	2.9	3.1
Asia/Pacific	0	-118	-29	-194	-289
Margin, %	0.0	-5.4	-0.4	-2.9	-3.2
Professional Products	117	111	305	340	445
Margin, %	7.5	7.3	6.4	7.1	6.9

Total Indoor Products	1,147	948	2,711	3,214	4,537
Margin, %	4.4	4.0	3.8	4.7	4.9

Outdoor Products
Consumer Products	230	275	1,338	1,525	1,607
Margin, %	6.4	7.8	8.4	9.6	9.1
Professional Products	474	387	1,406	1,197	1,521
Margin, %	18.4	16.3	17.7	16.2	15.8

Total Outdoor Products	704	662	2,744	2,722	3,128
Margin, %	11.4	11.2	11.5	11.7	11.5

Common Group costs, etc	-148	-221	-554	-618	-898
Items affecting comparability	-922	-276	-922	-1,661	-1,960

Total	781	1,113	3,979	3,657	4,807

1) Restated to comply with IFRS. Please refer to page 20 for details.

Change in net sales by business area

Change in net sales		Third
		quarter		Nine
		2005		months
	Third	in constant	Nine	2005
	quarter	exchange	months	in constant
Year-over-year, %	2005	rates	2005	exchange rates

Indoor Products
Europe	3.8	-1.2	0.5	-0.8
North America	18.9	15.9	9.2	10.8
Latin America	22.8	0.8	33.4	19.3
Asia/Pacific	2.5	6.7	0.8	-0.4
Professional Products	3.0	1.1	-0.7	-1.0

Total Indoor Products	9.7	5.5	4.8	4.0

Outdoor Products
Consumer Products	1.0	-4.5	0.1	1.2
Professional Products	8.5	5.4	7.0	6.6

Total Outdoor Products	4.0	-0.5	2.3	2.9

Total	8.5	4.3	4.1	3.7

Change in operating income by business area

Change in operating income		Third		Nine
		quarter		months
	Third	2005	Nine	2005
	quarter	in constant	months	in constant
Year-over-year, %	2005	exchange rates	2005	exchange rates

Indoor Products
Europe	-8.6	-8.3	-26.2	-26.9
North America	66.7	45.1	1.9	-0.9
Latin America	N/A	N/A	N/A	N/A
Asia/Pacific	N/A	N/A	N/A	N/A
Professional Products	5.4	4.5	-10.3	-11.5

Total Indoor Products	21.0	17.1	-15.7	-16.9

Outdoor Products
Consumer Products	-16.4	-23.2	-12.3	-11.5
Professional Products	22.5	20.5	17.5	16.8

Total Outdoor Products	6.3	2.4	0.8	1.0

Total, excluding items affecting comparability	22.6	18.3	-7.8	-8.5

Exchange rates in sek

	Nine	Nine	Full
	months	months	year
	2005	2004	2004

USD, average	7.30	7.48	7.33
USD, end of period	7.75	7.34	6.61
EUR, average	9.21	9.15	9.12
EUR, end of period	9.32	9.06	9.00
GBP, average	13.43	13.54	13.38
GBP, end of period	13.67	13.21	12.69

Net sales and income per quarter

Net sales and income		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Net sales, SEKm	2005	29,740	33,969	32,109
	2004	30,493	31,950	29,588	28,620	120,651

Operating income, SEKm	2005	1,308	1,890	781
	Margin, %	4.4	5.6	2.4
	20052)	1,308	1,890	1,703
	Margin, %	4.4	5.6	5.3
	20041)	762	1,782	1,113	1,150	4,807
	Margin, %	2.5	5.6	3.8	4.0	4.0
	20041) 3)	1,741	2,188	1,389	1,449	6,767
	Margin, %	5.7	6.8	4.7	5.1	5.6

Income after financial items, SEKm	2005	1,211	1,695	546
	Margin, %	4.1	5.0	1.7
	20052)	1,211	1,695	1,468
	Margin, %	4.1	5.0	4.6
	20041)	684	1,738	965	1,065	4,452
	Margin, %	2.2	5.4	3.3	3.7	3.7
	20041) 3)	1,663	2,144	1,241	1,364	6,412
	Margin, %	5.5	6.7	4.2	4.8	5.3

Income for the period, SEKm	2005	854	1,196	153
	20052)	854	1,196	1,036
	20041)	569	1,240	702	748	3,259
	20041) 3)	1,179	1,527	885	954	4,545

Earnings per share, SEK4)	2005	2.93	4.11	0.53
	20052)	2.93	4.11	3.56
	20041)	1.86	4.06	2.43	2.57	10.92
	20041) 3)	3.84	5.02	3.08	3.30	15.24

Value creation, SEKm	20052)	388	833	642
	20041) 3)	810	1,196	457	591	3,054

1) Restated to comply with IFRS. Please refer to page 20 for details.
2) Excluding items affecting comparability, which amounted to SEK -922m in the third quarter of 2005.
3) Excluding items affecting comparability, which amounted to SEK -979m in the first quarter, SEK -406m in the second quarter, SEK -276m in the third quarter and SEK -299m in the fourth quarter of 2004.
4) Before dilution, based on an average of 291.2 (306.7) million shares after share redemption and buy-backs for the first quarter, 291.2 (304.1) for the second quarter and 291.2 (291.3) for the third quarter of 2005. Average number of shares amounted to 291.2 million shares for the fourth quarter of 2004.

Net sales by business area per quarter — SEKm

Indoor Products		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2005	9,931	10,116	11,206
	2004	10,386	9,927	10,793	11,597	42,703

North America	2005	7,173	8,478	9,553
	2004	7,365	7,691	8,034	7,677	30,767

Latin America	2005	1,198	1,423	1,381
	2004	925	950	1,125	1,340	4,340

Asia/Pacific	2005	2,119	2,475	2,240
	2004	2,222	2,373	2,185	2,359	9,139

Professional Products	2005	1,431	1,739	1,563
	2004	1,558	1,693	1,517	1,672	6,440

Total Indoor Products	2005	21,852	24,231	25,943
	2004	22,456	22,634	23,654	24,645	93,389

Consumer Products	2005	5,417	6,841	3,583
	2004	5,611	6,676	3,546	1,746	17,579

Professional Products	2005	2,463	2,889	2,575
	2004	2,409	2,624	2,374	2,216	9,623

Total Outdoor Products	2005	7,880	9,730	6,158
	2004	8,020	9,300	5,920	3,962	27,202

Operating income by business area per quarter — SEKm

Indoor Products		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2005	416	486	714
	Margin, %	4.2	4.8	6.4
	20041)	646	762	781	941	3,130
	Margin, %	6.2	7.7	7.2	8.1	7.3

North America	2005	168	350	290
	Margin, %	2.3	4.1	3.0
	20041)	282	337	174	323	1,116
	Margin, %	3.8	4.4	2.2	4.2	3.6

Latin America	2005	-4	-11	26
	Margin, %	-0.3	-0.8	1.9
	20041)	35	51	0	49	135
	Margin, %	3.8	5.4	0.0	3.7	3.1

Asia/Pacific	2005	-13	-16	0
	Margin, %	-0.6	-0.6	0.0
	20041)	-28	-48	-118	-95	-289
	Margin, %	-1.3	-2.0	-5.4	-4.0	-3.2

Professional Products	2005	51	137	117
	Margin, %	3.6	7.9	7.5
	20041)	96	133	111	105	445
	Margin, %	6.2	7.9	7.3	6.3	6.9

Consumer Outdoor Products	2005	421	687	230
	Margin, %	7.8	10.0	6.4
	20041)	522	728	275	82	1,607
	Margin, %	9.3	10.9	7.8	4.7	9.1

Professional Outdoor Products	2005	422	510	474
	Margin, %	17.1	17.7	18.4
	20041)	354	456	387	324	1,521
	Margin, %	14.7	17.4	16.3	14.6	15.8

Common Group costs, etc.	2005	-153	-253	-148
	20041)	-166	-231	-221	-280	-898

Items affecting comparability	2005	—	—	-922
	2004	-979	-406	-276	-299	-1,960

1) Restated to comply with IFRS. Please refer to page 20 for details.

Five-year review

	20041)	20032)	20022)	20012)	20002)

Net sales, SEKm	120,651	124,077	133,150	135,803	124,493
Operating income, SEKm	4,807	7,175	7,731	6,281	7,602
Margin, %	4.0	5.8	5.8	4.6	6.1
Margin, excluding items affecting comparability, %	5.6	6.2	6.1	4.7	6.5

Income after financial items, SEKm	4,452	7,006	7,545	5,215	6,530
Margin, %	3.7	5.6	5.7	3.8	5.2
Margin, excluding items affecting comparability, %	5.3	6.0	6.0	3.9	5.6

Income for the period, SEKm	3,258	4,778	5,095	3,870	4,457
Earnings per share, SEK	10.92	15.25	15.60	11.35	12.40
Average number of shares after buy-backs, million	298.3	313.3	327.1	340.1	359.1
Dividend, SEK	7.00	6.50	6.00	4.50	4.00

Value creation, SEKm	3,054	3,449	3,461	262	2,423
Return on equity, %	13.1	17.3	17.2	13.2	17.0
Return on net assets, %	18.3	23.9	22.1	15.0	19.6
Net debt/equity ratio	0.05	0.00	0.05	0.37	0.63
Capital expenditure, SEKm	4,515	3,463	3,335	4,195	4,423
Average number of employees	72,382	77,140	81,971	87,139	87,128

1) Restated to comply with IFRS, except for IAS 39. If IAS 39 had been applied in 2004, the volatility in income, net borrowings and equity would most probably have been higher. Please refer to page 20 for details.
2) Comparative figures for the years 2000-2003 have not been restated. A restatement of those years would follow the same pattern as the restatement of 2004, i.e., the effects on income and equity would be limited.
Definitions

Capital indicators
Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at balance day exchange rates and adjusted for acquired and divested operations.

Net assets	Total assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities, non-interest-bearing provisions and deferred tax liabilities.

Working capital	Current assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities and non-interest-bearing provisions.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to total equity.

Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.

Other key ratios
Earnings per share	Income for the period divided by the average number of shares after buy-backs.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability. [(Net sales — operating costs = operating income) - (WACC x average net assets)]. The WACC for 2005 and 2004 is 12% before tax. For 2003 and 2002 the WACC was 13% and for previous years 14%.

Return on equity	Income for the period expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.
New accounting principles as from 2005
As of January 1, 2005, Electrolux applies International Financial Reporting Standards (IFRS), previously known as IAS, which have been endorsed by the European Commission with the exception of IAS 39 as described below. Prior to 2005, Electrolux has prepared the financial statements in accordance with the standards and interpretations issued by the Swedish Financial Accounting Standards Council.
This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR 31 from the Swedish Financial Accounting Standards Council. IFRIC 6, Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment, has been applied as from August 13, 2005, for the accounting of recycling costs.
Swedish Accounting Standards have gradually incorporated IFRS and, consequently, several IFRS issued prior to 2004 have already been implemented in Sweden. However, a number of new standards and amendments to and improvements of existing standards are adopted for the first time in 2005. The effects of the transition to IFRS are preliminary and based on interpretation of standards effective at present. IFRS could change during 2005 due to new interpretations submitted by the International Financial Reporting Interpretations Committee (IFRIC) and new IFRS effective as of January 1, 2006, which may allow early adoption. The effect on the Group’s income and equity referring to the transition is stated below.
The transition to IFRS is accounted for following the rules stated in IFRS 1, First Time Adoption of International Accounting Standards, and the preliminary transition effects have been recorded through an adjustment to opening retained earnings as per January 1, 2004. This date has been determined as Electrolux date of transition to IFRS. Comparative figures for 2004 have been restated. IFRS 1 gives the option to elect a number of exemptions from other IFRS standards of which Electrolux has elected the following:
•	IFRS 3, Business combinations, has not been applied retrospectively to past business combinations and no restatement of those have been made.

•	Items of property, plant and equipment have not been measured at fair value, i.e., the carrying amounts according to Swedish GAAP have been kept.

•	All actuarial gains and losses have been recognized at the date of transition to IFRS. This is the same approach that was chosen when implementing the Swedish Standard RR 29, Employee Benefits.

•	The cumulative translation differences for all foreign operations, according to the rules in IAS 21, The Effects of Changes in Foreign Exchange rates, are deemed to be zero at the date of transition to IFRS.

•	Of previously recognized financial instruments, SEK 643m have been designated as available for sale, SEK 8,060m as assets at fair value through the profit or loss and SEK 364m as liabilities at fair value through the profit or loss.

•	No restatement of comparative figures has been made for IAS 39, Financial Instruments: Recognition and Measurement ,which is applied as from January 1, 2005.
Since 2002, Electrolux has prepared the transition to IFRS including a thorough review of all IFRS rules, amendments to the Electrolux Accounting Manual as well as the Group’s reporting format and a special audit carried out in a number of the Group’s reporting units. The areas below represent the preliminary differences. Other accounting principles remain unchanged as a result of the transition to IFRS. For a description of these accounting principles, see Electrolux Annual Report for 2004.
Share-based payments
IFRS 2 is applied for share-based compensation programs granted after November 7, 2002, and that had not vested on January 1, 2005. IFRS 2 differs from previously applied accounting principles in that an estimated cost for the granted instruments is charged to the income statement over the vesting period. For Electrolux the share-based compensation programs are classified as equity-settled transactions, which means that the instruments’ fair value at grant date will be recognized over the vesting period. In addition, the Group provides for estimated employer contributions in connection with the share-based compensation programs. The provision is periodically revalued.
Previously, only employer contributions related to these instruments have been recognized, and no charge was taken to the income statement for equity instruments granted as compensation to employees.

Business combinations
In business combinations, IFRS 3 requires a thorough inventory of intangible assets and does not allow provisions for restructuring activities. IFRS 3 stipulates that goodwill shall not be amortized but submitted to impairment test at least once a year. Goodwill amortization has therefore ceased and comparative figures for 2004 have been restated. Electrolux has even previously carried out impairment test of goodwill at least once a year and, therefore, has not taken any additional impairment charge at the date of transition to IFRS. IFRS 3 also prohibits the recognition of negative goodwill. At transition, negative goodwill has been written off through an SEK 40m adjustment to opening retained earnings as per January 1, 2004.
Electrolux made no acquisitions in 2004 and, as stated above, has chosen the alternative not to restate business combinations made in earlier years.
Other intangible assets
The transition rules stated in IFRS 1 stipulate that a company at transition recognizes intangible assets that qualify for recognition under IAS 38, Intangible Assets, even though these intangible assets have previously been expensed. Electrolux has made an inventory of the Group’s intangible assets resulting in a net adjustment of SEK 20m in other intangible assets as per January 1, 2004.
Other
According to the new format the consolidated income statement now ends with “Income for the period”, which is the old “Net income” without deducting minority interests. Total equity in the consolidated balance sheet includes minority interests.
Cash and cash equivalents in the consolidated cash flow statement consist of cash on hand, bank deposits and other short-term highly liquid investments with a maturity of three months or less. Previously, liquid funds were used in the consolidated cash flow statement, i.e., including also other short-term highly liquid investments with a maturity of more than three months. Previous periods have been restated. Cash and cash equivalents, as compared to the old liquid funds measure, decreased by SEK 4,395m as of January 1, 2004, SEK 1,792m as of September 30, 2004 and SEK 1,027m as of December 31, 2004.
Preliminary IFRS transition effects on the consolidated income statement for the third quarter 2004

	Income				Income
	statement				statement
	before				after
SEKm	transition	IFRS 2	IFRS 3	IAS 38	transition

Net sales	29,588	—	—	—	29,588
Operating income	1,092	-14	38	-3	1,113
Income after financial items	944	-14	38	-3	965
Income for the period	677	-11	38	-2	702
Income for the period per share, basic, SEK	2.35	-0.04	0.13	-0.01	2.43

Preliminary IFRS transition effects on the consolidated income statement for January — September 2004

	Income				Income
	statement				statement
	before				after
SEKm	transition	IFRS 2	IFRS 3	IAS 38	transition

Net sales	92,031	—	—	—	92,031
Operating income	3,577	-26	118	-12	3,657
Income after financial items	3,307	-26	118	-12	3,387
Income for the period	2,421	-19	118	-9	2,511
Income for the period per share, basic, SEK	8.05	-0.06	0.39	-0.03	8.35

Preliminary IFRS transition effects on the consolidated income statement for the full year 2004

	Income				Income
	statement				statement
	before				after
SEKm	transition	IFRS 2	IFRS 3	IAS 38	transition

Net sales	120,651	—	—	—	120,651
Operating income	4,714	-50	155	-15	4,804
Income after financial items	4,359	-50	155	-15	4,449
Income for the period	3,148	-35	155	-12	3,256
Income for the period per share, basic, SEK	10.55	-0.12	0.52	-0.04	10.91

Preliminary IFRS transition effects on the consolidated opening balance January 1, 2004

	Opening balance				Opening balance
SEKm	before transition	IFRS 2	IFRS 3	IAS 38	after transition

Intangible fixed assets	4,782	—	31	20	4,833
Other fixed assets	20,037	-16	—	—	20,021
Current assets	53,415	—	—	—	53,415

Total assets	78,234	-16	31	20	78,269

Equity	25,887	37	31	16	25,971
Provisions	14,285	-53	—	4	14,236
Financial liabilities	12,182	—	—	—	12,182
Operating liabilities	25,880	—	—	—	25,880

Total liabilities and equity	78,234	-16	31	20	78,269

Preliminary IFRS transition effects on the consolidated balance sheet September 30, 2004

	Balance				Balance
	before				after
SEKm	transition	IFRS 2	IFRS 3	IAS 38	transition

Intangible fixed assets	5,283	—	149	8	5,440
Other fixed assets	20,535	-18	—	—	20,517
Current assets	52,191	—	—	—	52,191

Total assets	78,009	-18	149	8	78,148

Equity	23,263	43	149	6	23,461
Provisions	14,854	-61	—	2	14,795
Financial liabilities	12,224	—	—	—	12,224
Operating liabilities	27,668	—	—	—	27,668

Total liabilities and equity	78,009	-18	149	8	78,148

Financial instruments
In January 1, 2005, the Group implemented the new accounting standard IAS 39, Financial Instruments: Recognition and Measurement. IAS 39 has been amended during 2005 and the amendment is not yet endorsed by the European Union, but is expected to be endorsed before year-end. The amended standard has been applied retrospectively as from January 1, 2005. The opening retained earnings at January 1, 2005, were adjusted and no restatement of comparative figures for 2004 have been made. No calculation of possible effects of IAS 39 on the 2004 financial statements has been made. If IAS 39 had been applied in 2004, the volatility in income, net borrowings and equity would most probably have been higher.
Under IAS 39, all financial assets and liabilities including ordinary and embedded derivatives are recognized in the balance sheet. Valuation of financial instruments depends on the classification. The Group classifies its financial instruments in the following categories:

•	Financial assets at fair value through profit or loss. This category consists of financial assets held for trading, mainly derivatives with positive fair value, and those designated at fair value through profit or loss at inception. Assets in this class are subsequently carried at fair value with changes in fair value included in the income statement.

•	Loans and receivables are non-derivative financial assets with fixed or determinable payments and no active market. Assets in this class are carried at amortized cost and are subject to impairment test.

•	Available for sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Assets in this class are subsequently carried at fair value with changes in fair value recognized in equity.

•	Fair value liabilities through profit or loss, which consist of derivatives with negative fair value. Liabilities in this class are subsequently carried at fair value with changes in fair value included in the income statement.

•	Other liabilities are carried at amortized cost.
Financial assets are classified as current assets if they are held for trading or expected to be realized within 12 months of the balance sheet date.
Derivatives and hedge accounting
The standard stipulates that all financial derivative instruments shall be classified as assets or liabilities at fair value through profit or loss and be recognized at fair value in the balance sheet. Changes in the fair value of derivative instruments shall be recognized in the income statement unless hedge accounting is applied, The standard allows for hedge accounting only if certain criteria are met, e.g., documentation, linking with exposure and effectiveness testing. In connection with cash flow and hedging of net investment hedge accounting, changes in the fair value of derivative instruments are reported in equity until the hedged item is recognized in the income statement.
The majority of derivatives used by the Electrolux Group are used for hedging purposes, i.e., to mitigate various financial risks. The risk management practices and the fair values of such instruments are described in the Annual Report for 2004.
The standard defines three types of hedging relationships:
•	Fair value hedge, a hedge entered into to mitigate changes in an asset’s or liability’s fair value.

•	Cash flow hedge, a hedge entered into to mitigate the risk of variability in the cash flows of a recognized asset or liability, or a highly probable forecast.

•	Net investment hedge, a hedge entered into to mitigate the changes in fair value from foreign-exchange volatility of the value of the net investment in a foreign entity.
The Group applies hedge accounting on the management of foreign currency risk in net investments and transaction flows and on the management of interest-rate risk in the debt portfolio.
On January 1, 2005, the Group recorded the fair value of all derivatives on the balance sheet with the net value affecting equity. SEK 445m was recorded as current assets and SEK 447m was recorded as financial liability. The net effect on equity was SEK -2m. The implementation of IAS 39 introduces higher volatility in income, net borrowings and of the Group’s equity. This volatility cannot be predicted with certainty, but it is the target for the Group to achieve hedge accounting and limit the volatility of the income statement as far as possible to a justifiable cost.
Preliminary IFRS transition effects on the consolidated opening balance January 1, 2005

	Closing		Opening
	balance		balance
	after		after
SEKm	transition	IAS 39	transition

Fixed assets	25,623	—	25,623
Current assets	49,473	445	49,918

Total assets	75,096	445	75,541

Equity	23,636	-2	23,634
Provisions	14,012	—	14,012
Financial liabilities	9,843	447	10,290
Operating liabilities	27,605	—	27,605

Total liabilities and equity	75,096	445	75,541

Presentation and telephone conference
A combined presentation and telephone conference will be held at 14:00-18:00 CET on October 25, 2005, at the Electrolux head office at S:t Göransgatan 143 in Stockholm. The presentation will be chaired by Hans Stråberg, President and CEO of Electrolux. Mr Stråberg will be accompanied by Fredrik Rystedt, CFO.
Additional management presentations at announcement of Q3 results
In addition to the CEO and CFO presentations, updates will be given on Major Appliances, Europe and Asia/Pacific by Johan Bygge, Major Appliances, North and Latin America by Keith McLoughlin, and Outdoor Products by Bengt Andersson.
Slide presentations will be available on the Electrolux website: www.electrolux.com/latestreport.
Financial Reports in 2006

Consolidated Results 2005	February 14
Interim Report January — March	April 24
Annual General Meeting	April 24
Interim Report April — June	July 18
Interim Report July — September	October 25
For more information
Financial information from Electrolux is also available at www.electrolux.com/ir.
Factors affecting forward-looking statements
This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.